Exhibit (e)(2)
Excerpts from Bluelinx Holdings, Inc.’s Annual Report on Form 10-K for the Fiscal
Year Ended December 31, 2009, filed on March 2, 2010
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
11. Mortgage
     On June 9, 2006, certain special purpose entities that are wholly-owned subsidiaries of ours entered into a $295 million mortgage loan with the German American Capital Corporation. The mortgage has a term of ten years and is secured by 55 distribution facilities and 1 office building owned by the special purpose entities. The stated interest rate on the mortgage is fixed at 6.35%. German American Capital Corporation assigned half of its interest in the mortgage loan to Wachovia Bank, National Association.
     During fiscal 2009 and fiscal 2008, we sold certain real properties that ceased operations. As a result of the sale of these properties during these periods, we reduced our mortgage loan by $3.2 million and $6.1 million, respectively. In addition, during fiscal 2009 and fiscal 2008, we incurred a mortgage prepayment penalty of $0.6 million and $1.9 million, respectively, recorded in “Interest expense” on the Consolidated Statements of Operations.
     The mortgage loan requires interest-only payments through June 2011. The balance of the loan outstanding at the end of ten years will then become due and payable. The principal will be paid in the following increments (in thousands):

2011	$1,190
2012	3,054
2013	3,309
2014	3,529
2015	3,763
Thereafter	270,824